UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________
FORM 6-K
________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
Date of Report: November 12, 2024
Commission File Number: 001-39307
________________________________
Legend Biotech Corporation
(Exact Name of Registrant as Specified in its Charter)
________________________________
2101 Cottontail Lane
Somerset, New Jersey 08873
(Address of principal executive office)
________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Legend Biotech Reports Financial Results for the Nine Months Ended September 30, 2024
Legend Biotech Corporation (“Legend Biotech”) is furnishing this report on Form 6-K to provide its unaudited interim condensed consolidated financial statements as of September 30, 2024 and for the nine months ended September 30, 2024 and 2023 and to provide Management’s Discussion and Analysis of Financial Condition and Results of Operations with respect to such financial statements. In addition, Legend Biotech is updating its pipeline of product candidates, as set forth in Exhibit 99.4 to this Form 6-K.

On November 12, 2024, Legend Biotech issued a press release regarding its unaudited financial results for the nine months ended September 30, 2024 and recent business highlights, which is attached to this Form 6-K as Exhibit 99.1. The unaudited condensed consolidated financial statements as of September 30, 2024 and for the nine months ended September 30, 2024 and 2023 are attached to this Form 6-K as Exhibit 99.2. Management’s Discussion and Analysis of Financial Condition and Results of Operations is attached to this Form 6-K as Exhibit 99.3.

This report on Form 6-K, including Exhibits 99.1 (other than the information included under “Webcast/Conference Call Details” and “About Legend Biotech”), 99.2, 99.3 and 99.4, are hereby incorporated by reference into Legend Biotech’s Registration Statements on Form F-3 (Registration Nos. 333-278050, 333-257625 and 333-272222) and Legend Biotech’s Registration Statement on Form S-8 (Registration No. 333-239478).
EXHIBIT INDEX

Exhibit	Title
99.1	Press Release, dated November 12, 2024.
99.2	Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2024, and for the nine months ended September 30, 2024, and 2023.
99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations.
99.4	Pipeline
101
The following materials from Legend Biotech’s Report on Form 6-K for the nine months ended September 30, 2024 formatted in XBRL (eXtensible Business Reporting Language): (i) the Unaudited Interim Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income, (ii) the Unaudited Interim Condensed Consolidated Statement of Financial Position, (iii) the Unaudited Interim Condensed Consolidated Statements of Changes in Equity, (iv) the Unaudited Interim Condensed Consolidated Statements of Cash Flows, and (v) Notes to the Unaudited Interim Condensed Consolidated Financial Statements.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGEND BIOTECH CORPORATION

November 12, 2024	/s/ Ying Huang
Ying Huang, Ph.D.
Chief Executive Officer

Exhibit 99.2
LEGEND BIOTECH CORPORATION
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

		Nine months ended September 30,
	Notes	2024	2023
		US$’000, except per share data	US$’000, except per share data
		(Unaudited)	(Unaudited)
REVENUE	3
License revenue		120,123	35,172
Collaboration revenue		314,563	170,369
Other revenue		6,033	138
Total revenue		440,719	205,679
Collaboration cost of revenue		(146,966)	(111,764)
Cost of license and other revenue		(13,693)	—
Other income and gains	3	49,148	49,812
Research and development expenses		(309,112)	(276,535)
Administrative expenses		(102,582)	(78,062)
Selling and distribution expenses		(98,556)	(60,481)
Other expenses		(1,139)	(231)
Fair value loss of warrant liability		—	(85,750)
Finance costs	4	(16,463)	(15,974)
LOSS BEFORE TAX		(198,644)	(373,306)
Income tax expense		(4,666)	(130)
LOSS FOR THE PERIOD		(203,310)	(373,436)
Attributable to:
Ordinary equity holders of the parent		(203,310)	(373,436)
LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT	5
Basic		(0.56)	(1.07)
Diluted		(0.56)	(1.07)
OTHER COMPREHENSIVE INCOME/(LOSS)
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Exchange differences:
Exchange differences on translation of foreign operations		3,374	(13,705)
Net other comprehensive income/(loss) that may be reclassified to profit or loss in subsequent periods		3,374	(13,705)
OTHER COMPREHENSIVE INCOME/(LOSS) FOR THE PERIOD, NET OF TAX		3,374	(13,705)
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD		(199,936)	(387,141)
Attributable to:
Ordinary equity holders of the parent		(199,936)	(387,141)
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

LEGEND BIOTECH CORPORATION
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS AT SEPTEMBER 30, 2024 AND CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS AT DECEMBER 31, 2023

	Notes	September 30, 2024	December 31, 2023
		US$’000	US$’000
		(Unaudited)
NON-CURRENT ASSETS
Property, plant and equipment	6	104,031	108,725
Advance payments for property, plant and equipment		376	451
Right-of-use assets	7	99,452	80,502
Time deposits	10	4,509	4,362
Intangible assets		2,507	4,061
Collaboration prepaid leases		172,981	151,216
Other non-current assets		1,932	1,493
Total non-current assets		385,788	350,810
CURRENT ASSETS
Collaboration inventories, net	8	23,548	19,433
Trade receivables		705	100,041
Prepayments, other receivables and other assets	9	112,801	69,251
Financial assets at fair value through profit or loss	14	—	663
Pledged deposits	10	583	357
Time deposits	10	753,123	30,341
Cash and cash equivalents	10	459,277	1,277,713
Total current assets		1,350,037	1,497,799
Total assets		1,735,825	1,848,609
CURRENT LIABILITIES
Trade payables		26,906	20,160
Other payables and accruals	11	164,864	132,802
Government grants		554	68
Lease liabilities	7	4,342	3,175
Tax payable		11,067	7,203
Contract liabilities	3	63,161	53,010
Total current liabilities		270,894	216,418
NON-CURRENT LIABILITIES
Collaboration interest-bearing advanced funding	12	296,623	281,328
Lease liabilities long term	7	45,626	44,169
Government grants		6,548	7,305
Contract liabilities	3	—	47,962
Other non-current liabilities		27	56
Total non-current liabilities		348,824	380,820
Total liabilities		619,718	597,238
EQUITY
Share capital	13	37	36
Reserves		1,116,070	1,251,335
Total ordinary shareholders’ equity		1,116,107	1,251,371
Total equity		1,116,107	1,251,371
Total liabilities and equity		1,735,825	1,848,609
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

LEGEND BIOTECH CORPORATION
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

	Attributable to equity holders of the parent
	Share capital	Share premium*		Share-based compensation reserves*		Foreign currency translation reserve*		Retained accumulated losses*		Total equity
	US$‘000	US$‘000		US$‘000		US$‘000		US$‘000		US$‘000
As at January 1, 2023	33	1,657,015		39,049		14,671		(966,456)		744,312
Loss for the period	—	—		—		—		(373,436)		(373,436)
Other comprehensive loss:
Exchange differences on translation of foreign operations	—	—		—		(13,705)		—		(13,705)
Total comprehensive loss for the period	—	—		—		(13,705)		(373,436)		(387,141)
Issuance of ordinary shares relating to private placement for institutional investors, net of issuance costs	1	234,409		—		—		—		234,410
Issuance of ordinary shares relating to registered direct offering, net of issuance costs	1	349,277		—		—		—		349,278
Issuance of ordinary shares relating to the exercise of warrant	1	352,490		—		—		—		352,491
Exercise of share options	—	17,301		(6,106)		—		—		11,195
Reclassification of vested restricted share units	—	23,421		(23,421)		—		—		—
Equity-settled share-based compensation expense	—	—		35,091		—		—		35,091
As at September 30, 2023 (unaudited)	36	2,633,913	*	44,613	*	966	*	(1,339,892)	*	1,339,636

As at January 1, 2024	36	2,637,120		54,621		44,304		(1,484,710)		1,251,371
Loss for the period	—	—		—		—		(203,310)		(203,310)
Other comprehensive loss:
Exchange differences on translation of foreign operations	—	—		—		3,374		—		3,374
Total comprehensive loss for the period	—	—		—		3,374		(203,310)		(199,936)
Exercise of share options	—	14,011		(4,893)		—		—		9,118
Reclassification of vested restricted share units	1	34,596		(34,596)		—		—		1
Equity-settled share-based compensation expense	—	—		55,553		—		—		55,553
As at September 30, 2024 (unaudited)	37	2,685,727	*	70,685	*	47,678	*	(1,688,020)	*	1,116,107
*These reserve accounts comprise the consolidated reserves of $1,116.1 million and $1,339.6 million in the consolidated statements of financial position as at September 30, 2024 and, 2023, respectively.
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

LEGEND BIOTECH CORPORATION
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

		Nine months ended September 30,
	Notes	2024	2023
		US$’000	US$’000
		(Unaudited)	(Unaudited)
CASH FLOWS USED IN OPERATING ACTIVITIES
Loss before tax		(198,644)	(373,306)
Adjustments for:
Finance income	3	(47,550)	(37,185)
Finance costs	4	16,463	15,974
Provision for inventory reserve		6,828	1,344
Depreciation of property, plant and equipment	6	7,957	7,978
Loss on disposal of property, plant and equipment		2	223
Amortization of intangible assets		1,565	1,442
Depreciation of right-of-use assets	7	7,041	5,680
Fair value loss of warrant liability		—	85,750
Fair value gains on financial assets measured at fair value through profit or loss	3	—	(792)
Decrease in contract liabilities, net		(37,507)	—
Foreign currency exchange loss/(gain), net	3	1,111	(10,136)
Equity-settled share-based compensation expense		55,553	35,091
Deferred government grant		(430)	(484)
		(187,611)	(268,421)
Decrease in trade receivables		99,336	70
Increase in prepayments, other receivables and other assets		(43,929)	(6,413)
Increase in other non-current assets		(455)	—
Increase in collaboration inventories, net		(10,943)	(9,004)
Government grant received		85	—
Increase/(decrease) in trade payables		6,560	(15,720)
Increase/(decrease) in other payables and accruals		49,793	(28,784)
Decrease in other non-current liabilities		(29)	(1,243)
Increase in pledged deposits, net		(221)	—
Cash used in operations		(87,414)	(329,515)
Interest income received		27,520	32,903
Income tax paid		(896)	—
Interest on lease payments		(1,165)	(1,019)
Net cash used in operating activities		(61,955)	(297,631)
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

LEGEND BIOTECH CORPORATION
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

		Nine months ended September 30,
	Note	2024	2023
		US$’000	US$’000
		(Unaudited)	(Unaudited)
CASH FLOWS USED IN INVESTING ACTIVITIES
Purchase of property, plant and equipment		(11,727)	(15,739)
Purchase of intangible assets		—	(134)
Prepayment to collaborator for collaboration assets		(49,110)	(80,218)
Purchase of financial assets measured at fair value through profit or loss		(149,800)	—
Cash receipts of investment income		2,467	6,402
Decrease/(addition) of pledged short-term deposits		0	922
Cash received from withdrawal of financial assets measured at fair value through profit or loss		149,800	—
Addition in time deposits		(2,249,001)	(2,948,694)
Decrease in time deposits		1,544,669	2,722,738
Net cash used in investing activities		(762,702)	(314,723)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of warrant by warrant holder, net of issuance cost		—	199,741
Proceeds from issuance of ordinary shares for follow on public offering, net of issuance costs		—	349,278
Proceeds from issuance of ordinary shares for institutional investors, net of issuance costs		—	234,410
Proceeds from exercise of share options		9,113	11,195
Principal portion of lease payments		(3,082)	(4,059)
Net cash provided by financing activities		6,031	790,565
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		(818,626)	178,211
Effect of foreign exchange rate changes, net		190	(772)
Cash and cash equivalents at beginning of year		1,277,713	786,031

CASH AND CASH EQUIVALENTS AT END OF PERIOD	10	459,277	963,470
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS
Cash and bank balances		1,217,492	1,242,669
Less: Pledged deposits		583	356
Time deposits		757,632	278,843
Cash and cash equivalents as stated in the statement of financial position	10	459,277	963,470
Cash and cash equivalents as stated in the statement of cash flows		459,277	963,470

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

LEGEND BIOTECH CORPORATION
NOTES TO THE UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
1. CORPORATE INFORMATION
Legend Biotech Corporation, (the "Company"), was incorporated on May 27, 2015 as an exempted company in the Cayman Islands with limited liability under the Companies Act (As Revised) of the Cayman Islands. The registered office address of the Company is PO Box 10240, Harbour Place, 103 South Church Street, George Town, Grand Cayman KY1-1002, Cayman Islands.
Legend Biotech Corporation is an investment holding company. The Company’s subsidiaries are principally engaged in the discovery, development, manufacturing and commercialization of novel cell therapies for oncology and other indications.
2.1. BASIS OF PREPARATION
The unaudited interim condensed consolidated financial statements of Legend and its subsidiaries (collectively referred to as the “Company”) for the nine months ended September 30, 2024 have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting (“IAS34”) issued by the International Accounting Standards Board (the “IASB”).
The accounting policies and basis of preparation adopted in the preparation of these unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company financial statements for the year ended December 31, 2023. The Company has not early adopted any other standards, interpretation or amendments that have been issued but are not yet effective.
In the opinion of the Company’s management, the accompanying unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position, operating results and cash flows of the Company for each of the periods presented. The results of operations for the nine months ended September 30, 2024 are not necessarily indicative of results to be expected for any other interim periods or for the year ended December 31, 2023. The condensed consolidated statement of financial position as of December 31, 2023 was derived from the audited consolidated financial statements at that date but does not include all of the disclosures required by the IASB for annual financial statements. These unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2023.
2.2. NEW STANDARDS, INTERPRETATIONS AND AMENDMENTS ADOPTED BY THE COMPANY
There were no new International Financial Reporting Standards (“IFRS”), amendments or interpretations issued by the IASB that became effective in the nine months ended September 30, 2024 that had a material impact on the Company's unaudited interim condensed consolidated financial statements.

3. REVENUE, OTHER INCOME AND GAINS
An analysis of revenue is as follows:

	Nine months ended September 30,
	2024	2023
	US$’000 (Unaudited)	US$’000 (Unaudited)
Revenue
License revenue	120,123	35,172
Collaboration revenue	314,563	170,369
Other revenue	6,033	138
Total	440,719	205,679

Janssen Collaboration Agreement

License revenue from licensing of intellectual property is recognized at a point in time with respect to the exclusive worldwide collaboration and license agreement with Janssen Biotech, Inc., a Johnson & Johnson company (“Janssen”), to develop and commercialize cilta-cel (the “Janssen Agreement”). License revenue from licensing of intellectual property represents variable consideration relating to the milestone payments that were constrained in prior years but included in the transaction price when the achievement of the milestones was highly probable. The Company recognized license revenue of $75.1 million for the nine months ended September 30, 2024 for milestones achieved under the Janssen Agreement.

Collaboration revenue includes the Company's pro-rata share of collaboration net trade sales for which Janssen is the principal in the sale to the customer under the Janssen Agreement.
Novartis License Agreement
On November 10, 2023, Legend Biotech, through its wholly owned subsidiary, Legend Biotech Ireland Limited, entered into an exclusive, global license agreement with Novartis Pharma AG (the "Novartis License Agreement"). The Company granted Novartis the worldwide rights to develop, manufacture and commercialize LB2102 and other potential chimeric antigen receptor T-cell (CAR-T) therapies selectively targeting Delta-like Ligand 3 (DLL3). The Novartis License Agreement was effective on December 28, 2023, with a $100 million receivable initially recorded, representing the Novartis upfront payment which was then received on January 3rd, 2024. Novartis has also agreed to pay up to $1.01 billion in milestone payments upon achievement of specified clinical, regulatory and commercial milestones, as well as tiered royalties on net sales. The Company determined that any milestone payments will be recognized upon occurrence as they were determined to relate predominately to the license granted and therefore have been excluded from the transaction price. The Company determined that any sales-based royalties will be recognized when the related sales occur as they were determined to relate predominately to the license granted and therefore have been excluded from the transaction price. Under the Novartis License Agreement, Legend Biotech will conduct the Legend Phase 1 clinical trial for LB2102 in the U.S. Novartis will conduct all other development, manufacture and commercialization for the licensed product(s). The Company recognized license revenue of $45 million for the nine months ended September 30, 2024 due to the timing of underlying activities performed in connection with the Novartis License Agreement.
Other Revenue
Other revenue primarily includes supply of materials by us to Novartis under the terms of the Novartis License Agreement.

The following table shows the deferred revenue which is included in contract liabilities for the periods presented:

	September 30,	December 31
	2024	2023
	US$’000 (Unaudited)	US$’000
Contract liabilities (Current)	63,161	53,010
Contract liabilities (Non-Current)	—	47,962
Total	63,161	100,972

The following table summarizes the Total other income and gains:

	Nine months ended September 30,
	2024	2023
	US$’000 (Unaudited)	US$’000 (Unaudited)
Other income and gains
Other income:
Finance income	47,550	37,185
Government grants*	1,342	1,528
Other	235	5
Total income	49,127	38,718

Gains:
Foreign currency exchange gain, net	—	10,136
Fair value gains on financial assets measured at fair value change through profit or loss	—	792
Other	21	166
Total gains	21	11,094
Total other income and gains	49,148	49,812

*The amount represents subsidies received from local government authorities to support the Company’s business. There were no unfulfilled conditions and other contingencies attached to these government grants.

4. FINANCE COSTS

	Nine months ended September 30,
	2024	2023
	US$’000 (Unaudited)	US$’000 (Unaudited)
Interest on lease liabilities	1,165	1,019
Collaboration interest-bearing advanced funding	15,298	14,955
Total	16,463	15,974
5. LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT
The calculation of the basic loss per share amount is based on the loss for the period attributable to ordinary equity holders of Legend Biotech Corporation, and the weighted average number of ordinary shares of 365,268,372 and 348,293,363 in issue during the nine months ended September 30, 2024 and 2023, respectively.
The calculation of the diluted earnings per share amount is based on the loss for the period attributable to ordinary equity holders of the parent. The weighted average number of ordinary shares used in the calculation is the number of ordinary shares in issue during the period, as used in the basic earnings per share calculation. The diluted loss per share equals the basic loss per share amounts presented for the nine months ended September 30, 2024 and 2023, as the impact of the outstanding share options and RSU had an anti-dilutive effect on the basic loss per share amounts presented.
The calculations of basic and diluted loss per share are based on:

	Nine months ended September 30,
	2024	2023
	US$’000 (Unaudited)	US$’000 (Unaudited)
Losses
Loss attributable to ordinary equity holders of the parent, used in the basic and diluted earnings per share calculation	(203,310)	(373,436)

	Number of shares Nine months ended September 30,
	2024	2023
	(Unaudited)	(Unaudited)
Shares
Weighted average number of ordinary shares in issue during the period used in the basic and diluted earnings per share calculation	365,268,372	348,293,363

6. PROPERTY, PLANT AND EQUIPMENT
The carrying amounts of the Company’s property, plant and equipment and the movements for the nine months ended September 30, 2024 are as follows:

2024
US$’000 (Unaudited)
At January 1, 2024
Cost	143,727
Accumulated depreciation	(35,002)
Net carrying amount	108,725
At January 1, 2024, net of accumulated depreciation	108,725
Additions	3,650
Disposals	(982)
Depreciation provided during the period	(7,957)
Exchange realignment	595
At September 30, 2024, net of accumulated depreciation	104,031
At September 30, 2024:
Cost	146,338
Accumulated depreciation	(42,307)
Net carrying amount	104,031

7. LEASES
The Company as a lessee
The Company has leases for office, research laboratory and manufacturing facilities, equipment, vehicles, land and collaboration assets. The terms of the leases vary, although most generally have lease terms between 3 and 29 years. Lump sum payments were made upfront to acquire the leasehold land from the owners with lease periods of 50 years, and no ongoing payments will be made under the terms of these leasehold land. Leases with terms of 12 months or less are expensed as incurred. Collaboration assets represent the Company’s share of assets leased to the collaboration from Janssen, which purchased the assets on behalf of the collaboration, in connection with the Janssen Agreement. Collaboration assets under construction that will be leased to the collaboration from Janssen when placed into service are classified as collaboration prepaid leases on the consolidated financial statements.
(a)Right-of-use assets
The carrying amounts of the Company’s right-of-use assets and the movements for the nine months ended September 30, 2024 are as follows:

2024
US$’000 (Unaudited)

Right-of-use assets at January 1, 2024	80,502
Additions	25,231
Exchange realignment	760
Depreciation of right-of-use assets	(7,041)
Right-of-use assets at September 30, 2024	99,452
(b)Lease liabilities
At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The balance of the Company’s lease liabilities and the movements for the nine months ended September 30, 2024 are as follows:

2024
US$’000 (Unaudited)
Carrying amount at January 1, 2024	47,344
Additions	5,271
Accretion of interest recognized during the period	1,165
Payments	(4,247)
Exchange realignment	435
Carrying amount at September 30, 2024	49,968
Analyzed into:
Current portion	4,342
Non-current portion	45,626
Total	49,968

8. COLLABORATION INVENTORIES, NET

	September 30, 2024	December 31, 2023
	US$’000 (Unaudited)	US$’000
Raw materials	18,179	13,155
Work-in-process	4,944	2,990
Finished goods	425	3,288
Total collaboration inventories, net	23,548	19,433
The Company's reserve for inventory was $15.8 million and $8.9 million as of September 30, 2024 and December 31, 2023, respectively. The Company’s reserve for inventory was primarily related to expired material and certain batches or units of product that did not meet quality specifications that were charged to collaboration cost of sales.
9. PREPAYMENTS, OTHER RECEIVABLES AND OTHER ASSETS

	September 30, 2024	December 31, 2023
	US$’000 (Unaudited)	US$’000

Other collaboration receivables	96,819	54,078
Other receivables	1,904	837
Lease receivables	163	1,388
VAT recoverable	4,388	717
Prepayments	9,527	12,231
Total	112,801	69,251
None of the above assets are either past due or impaired. The above balances relate to receivables for which there was no recent history of default. The Company estimated that the expected credit loss for the above receivables as at September 30, 2024 and December 31, 2023 is insignificant.

10. CASH AND CASH EQUIVALENTS, TIME DEPOSITS AND PLEDGED DEPOSITS

	September 30, 2024	December 31, 2023
	US$’000 (Unaudited)	US$’000

Cash and bank balances	1,217,492	1,312,773
Less: Pledged deposits	(583)	(357)
Time deposits	(757,632)	(34,703)

Cash and cash equivalents	459,277	1,277,713

Denominated in USD	439,687	1,254,969
Denominated in RMB	12,140	12,675
Denominated in EUR	7,450	10,069

Cash and cash equivalents	459,277	1,277,713
The cash and cash equivalents of the Company denominated in Renminbi (“RMB”) amounted to $12.1 million and $12.7 million in the consolidated statements of financial position as at September 30, 2024 and December 31, 2023, respectively. The RMB is not freely convertible into other currencies, however, under Greater China Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Company is permitted to exchange RMB for other currencies through banks authorized to conduct foreign exchange business.
The pledged deposit as at September 30, 2024 was primarily pledged for office space and credit card facilities, while the pledged deposit as at December 31, 2023 was pledged for credit card facilities.
Cash and cash equivalents earns interest at floating rates based on daily bank deposit rates. The bank balances are deposited with creditworthy banks with no recent history of default. The carrying amounts of the cash and cash equivalents approximate to their fair values.
11. OTHER PAYABLES AND ACCRUALS

	September 30, 2024	December 31, 2023
	US$’000 (Unaudited)	US$’000
Accrued payroll	39,417	30,974
Accrued expense	99,841	71,462
Other payables	15,080	11,944
Payable for collaboration assets	8,563	16,338
Other tax payables	1,963	2,084
Total	164,864	132,802
Other payables are non-interest-bearing and repayable on demand.

12. COLLABORATION INTEREST-BEARING ADVANCED FUNDING

	Effective interest rate (%)	Maturity	September 30, 2024
			US$’000 (Unaudited)
Non-current
Collaboration Interest-bearing Advanced Funding	7.21	No specific maturity date	296,623

Pursuant to the Janssen Agreement, the Company is entitled to receive funding advances from Janssen when certain operational conditions are met. As a result, the Company took an initial funding advance with principal amounting to $17.3 million on June 18, 2021, a second funding advance with principal amounting to $53.1 million on September 17, 2021, a third funding advance with principal amounting to $49.3 million on December 17, 2021, a forth funding advance with principal amounting to $5.3 million on March 18, 2022, a fifth funding advance with principal amounting to $60.9 million on June 17, 2022, a sixth funding advance with principal amounting to $60.5 million on September 16, 2022, and a seventh funding advance with principal amounting to $3.6 million on December 16, 2022, by reducing the same amount of other payables due to Janssen, respectively (collectively, the “Funding Advances”).

These Funding Advances are accounted for as interest-bearing borrowings funded by Janssen, constituted by a principal amounting to $250.0 million and applicable interests accrued amounting to $46.6 million upon such principal. The respective interest rate of each borrowing has transitioned from London Interbank Offered Rate (LIBOR) to Secured Overnight Financing Rate (SOFR) in accordance with the LIBOR ACT. Thus, outstanding advances accrue interest at 12 month CME term SOFR plus LIBOR/SOFR adjustment (12 month) plus a margin of 2.5%. For each of the seven batches of funding advances, interest started to accrue from June 18, 2021, September 17, 2021, December 17, 2021, March 18, 2022, June 17, 2022, September 16, 2022, and December 16, 2022, respectively.

Pursuant to the terms of the Janssen agreement, Janssen may recoup the aggregate amount of Funding Advances, together with interest thereon, from Company’s share of pre-tax profits from the first profitable year of the collaboration program and, subject to some limitations, from milestone payments due to the Company under the Janssen Agreement. The Company’s management estimated the loan will not be recouped by Janssen within one year, nor does the Company expect to repay the funding advances within one year, and thus the loan was classified as a long-term liability.
13. SHARE CAPITAL AND SHARE PREMIUM
Shares

	September 30, 2024	December 31, 2023
	US$’000 (Unaudited)	US$’000
Authorized:
2,000,000,000 ordinary shares of $0.0001 each	200	200
Issued and fully paid:
366,901,007 and (2023: 363,822,069) ordinary shares of $0.0001 each	37	36

A summary of movements in the Company’s share capital and share premium is as follows:

	Number of shares in issue	Share capital	Share premium	Total
		US$’000	US$’000	US$’000
At December 31, 2023 and January 1, 2024	363,822,069	36	2,637,120	2,637,156
Exercise of share options	1,517,492	—	14,011	14,011
Reclassification of vesting of restricted share units	1,561,446	1	34,596	34,597
At September 30, 2024 (Unaudited)	366,901,007	37	2,685,727	2,685,764

14. FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS
Management has assessed that the fair values of cash and cash equivalents, pledged deposits, time deposits, financial assets included in prepayments, other receivables and other assets, trade receivables, trade payables and financial liabilities included in other payables and accruals approximate to their carrying amounts largely due to the short-term maturities of these instruments.
At September 30, 2024, the Company analyzed the movements in the values of financial instruments and determined the major inputs applied in the valuation, if any.
The fair values of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.
The following table illustrates the fair value measurement hierarchy of the Company’s financial instruments:
Asset measured at fair value:
As at September 30, 2024 (Unaudited)

Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
	US$’000	US$’000	US$’000	US$’000
Financial assets at fair value through profit or loss	—	—	—	—
As at December 31, 2023

	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
	US$’000	US$’000	US$’000	US$’000
Financial assets at fair value through profit or loss	663	—	—	663
The Company's financial assets at fair value through profit or loss consists of money market funds.

During the nine months ended September 30, 2024, there were no transfers of fair value measurements between Level 1 and Level 2 and no transfers into or out of Level 3 for both financial assets and financial liabilities.
15. APPROVAL OF THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
The interim condensed consolidated financial statements were approved and authorized for issue by the Audit Committee of the Board of Directors on November 8, 2024.

Exhibit 99.3
In this Management’s Discussion and Analysis of Financial Condition and Results of Operations ("MD&A"), unless otherwise indicated or the context otherwise requires, “we,” “us,” “our,” the “Company” and “Legend Biotech” refer to Legend Biotech Corporation and its consolidated subsidiaries. “Legend Biotech,” the Legend logo and other trademarks or service marks of the Company appearing in this MD&A are the property of the Company. Solely for convenience, the trademarks, service marks and trade names referred to in this MD&A are without the ®, ™ and other similar symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. CARVYKTI is a registered trademark in the United States of Johnson & Johnson. Other trade names, trademarks and service marks of other companies appearing in this MD&A are the property of their respective holders. We do not intend our use or display of other companies’ trademarks, service marks or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other person.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
You should read the following discussion and analysis of our financial condition and results of operations together with our interim condensed consolidated financial statements and the accompanying notes.
This MD&A contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. All statements other than statements of present and historical facts and conditions are forward-looking statements. Forward-looking statements can often be identified by words or phrases, such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. Such forward-looking statements reflect our current expectations and views of future events, but are not assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, our financial needs, our operational results and other future conditions. These forward-looking statements involve various risks and uncertainties. Many important factors may adversely affect such forward-looking statements and cause actual results to differ from those in any forward-looking statement, including, without limitation, our strategies and objectives; statements relating to CARVYKTI, including our expectations for CARVYKTI, such as our manufacturing and commercialization expectations for CARVYKTI and the potential effect of treatment with CARVYKTI; statements related to Legend Biotech’s ability to achieve operating profit; uncertainties involved in the development of new pharmaceutical products; unexpected clinical trial results, including as a result of additional analysis of existing clinical data or unexpected new clinical data; unexpected regulatory actions or delays, including requests for additional safety and/or efficacy data or analysis of data, or government regulation generally; unexpected delays as a result of actions undertaken, or failures to act, by our third party partners; uncertainties arising from challenges to Legend Biotech’s patent or other proprietary intellectual property protection, including the uncertainties involved in the U.S. litigation process; competition in general; government, industry, and general product pricing and other political pressures; commercialization factors, including regulatory approval and pricing determinations; disruptions to access to raw materials; delays or disruptions at manufacturing facilities; proliferation and continuous evolution of new technologies; dislocations in the capital markets; and other important factors described under “Risk Factors” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 19, 2024 (the “Annual Report”) and under “Risk Factors” in any other reports that we file with the Securities and Exchange Commission. As a result of these factors, we cannot assure you that the forward-looking statements in this interim report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In addition, even if our results of operations, financial condition and liquidity are consistent with the forward-looking statements contained in this report, those results or developments may not be indicative of results or developments in subsequent periods.

Overview
We are a global biopharmaceutical company engaged in the discovery, development, manufacturing and commercialization of novel cell therapies for oncology and other indications. Our team of approximately 2,400 employees in the United States, China and Europe, our differentiated technology, as well as our global development and manufacturing expertise provide us with the ability to generate, test and manufacture next-generation cell therapies targeting indications with high unmet needs. Our lead product candidate, ciltacabtagene autoleucel, ("cilta-cel") (referred to as LCAR- B38M for purposes of our LEGEND-2 trial), is a CAR-T cell therapy we are jointly developing with our strategic partner, Janssen, for the treatment of multiple myeloma (“MM”). Clinical trial results achieved to date demonstrate that cilta-cel has the potential to deliver deep and durable anti-tumor responses in relapsed and refractory multiple myeloma (“RRMM”) patients with a manageable safety profile.

On February 28, 2022, cilta-cel was approved by the U.S. Food and Drug Administration (the “FDA”) under the trademark CARVYKTI for the treatment of adults with RRMM who have received four or more prior lines of therapy, including a proteasome inhibitor, an immunomodulatory agent, and an anti-CD38 monoclonal antibody. CARVYKTI was our first product approved by a health authority. On April 5, 2024, the FDA approved CARVYKTI® for the treatment of adult patients with relapsed or refractory multiple myeloma who have received at least one prior line of therapy, including a proteasome inhibitor (PI), and an immunomodulatory agent (IMiD), and are refractory to lenalidomide.
Recent Business Developments
•CARVYKTI® (ciltacabtagene autoleucel; cilta-cel) updates:
◦Net trade sales of approximately $286 million, representing operational growth of 87.6% year-over-year and 53.2% quarter-over-quarter
◦First and only cell therapy clinically shown to significantly extend overall survival versus standard therapies in multiple myeloma patients as early as second line; presented CARTITUDE-4 three-year follow-up data at the International Myeloma Society Annual Meeting
◦Initiated commercial production at Obelisc facility in Ghent, Belgium
◦Launched in Switzerland during the third quarter and recently received label expansion into third-line plus settings for multiple myeloma patients
◦Received China’s NMPA approval for the treatment of fourth-line plus multiple myeloma
◦Recently appointed Alan Bash as President of CARVYKTI®
•Announced plans for new, state-of-the-art cell therapy R&D facility in Philadelphia
•Cash and cash equivalents, and time deposits of $1.2 billion as of September 30, 2024, which Legend Biotech believes will provide financial runway into 2026, when Legend Biotech anticipates achieving an operating profit.

Global Economic Conditions

Changes in economic conditions, supply chain constraints, logistics challenges, labor shortages, the Russia-Ukraine war, the conflict in the Middle East and steps taken by governments and central banks, have led to higher inflation, which has led to an increase in costs and has caused changes in fiscal and monetary policy, including increased interest rates. Our product manufacturing in the U.S., Belgium, and China has continued. Currently, we have not experienced any material impact to our material supply chain as a result of inflation and rising interest rates. Increased quantities of certain raw materials and consumables have been stocked as an appropriate safety measure. We believe we have established robust sourcing strategies for all necessary materials and do not expect any significant impact.

Although we do not believe that these macroeconomic conditions have had a material impact on our financial position or results of operations to date, if these changes in economic conditions continue or if they increase in severity, it could result in further economic uncertainty and volatility in the capital markets in the near term, and could negatively affect our operations.

Comparison of Nine Months Ended September 30, 2024 and 2023
The following table summarizes our results of operations for the nine months ended September 30, 2024 and 2023:

	Nine months ended September 30,		Variance
	2024	2023
	US$’000
Consolidated Statement of Operations Data:
Revenue
License revenue	120,123	35,172	84,951
Collaboration revenue	314,563	170,369	144,194
Other revenue	6,033	138	5,895
Total revenue	440,719	205,679	235,040
Operating expenses:
Collaboration cost of revenue	(146,966)	(111,764)	(35,202)
Cost of license and other revenue	(13,693)	—	(13,693)
Research and development expenses	(309,112)	(276,535)	(32,577)
Administrative expenses	(102,582)	(78,062)	(24,520)
Selling and distribution expenses	(98,556)	(60,481)	(38,075)
Other income and gains	49,148	49,812	(664)
Other expenses	(1,139)	(231)	(908)
Fair value gain of warrant liability	—	(85,750)	85,750
Finance costs	(16,463)	(15,974)	(489)
Loss before tax	(198,644)	(373,306)	174,662
Income tax expense	(4,666)	(130)	(4,536)
Loss for the period	(203,310)	(373,436)	170,126
Revenue
License Revenue
License revenue for the nine months ended September 30, 2024 was $120.1 million compared to $35.2 million for the nine months ended September 30, 2023. This increase of $85.0 million was partially driven by a $40.0 million increase in revenue recognized due to the nature of and timing of milestones achieved as outlined in the Global Development Plan under the Janssen Agreement for cilta-cel.
Additionally, the increase in license revenue is driven by the recognition of $45.0 million of revenue due to the timing of underlying activities performed in connection with the global license agreement with Novartis Pharma AG (the "Novartis License Agreement") to develop, manufacture, and commercialize LB2102 and other potential CAR-T therapies selectively targeting DLL3. We did not recognize any license revenue from the Novartis License Agreement for the nine months ended September 30, 2023.
Collaboration Revenue
Collaboration revenue for the nine months ended September 30, 2024 was $314.6 million, compared to $170.4 million for the nine months ended September 30, 2023. This increase of $144.2 million was due to an increase in revenue generated from sales of CARVYKTI in connection with the Janssen Agreement.

Other Revenue

Other revenue for the nine months ended September 30, 2024 was $6.0 million, compared to $0.1 million for the nine months ended September 30, 2023. This increase of $5.9 million was primarily driven by revenue recognized from the sales of materials provided to Novartis in connection with the Novartis License Agreement.
Operating Expenses
Collaboration cost of revenue
Collaboration cost of revenue for the nine months ended September 30, 2024 was $147.0 million compared to $111.8 million for the nine months ended September 30, 2023. The increase of $35.2 million was primarily due to an increase in our cost of sales incurred in connection with the increased CARVYKTI sales under the Janssen Agreement.
Cost of license and other revenue
Cost of license and other revenue for the nine months ended September 30, 2024 was $13.7 million and consisted of costs in connection with the Novartis License Agreement. We did not incur any cost of license and other revenue for the nine months ended September 30, 2023.
Research and Development Expenses
Research and development expenses for the nine months ended September 30, 2024 were $309.1 million compared to $276.5 million for the nine months ended September 30, 2023. This increase of $32.6 million was primarily due to continuous research and development activities in cilta-cel, including start-up costs for clinical production in Belgium and continued investment in our solid tumor programs, as well as an increase in staffing related expenses due to increase in headcount as operations expand.
Administrative Expenses
Administrative expenses for the nine months ended September 30, 2024 were $102.6 million compared to $78.1 million for the nine months ended September 30, 2023. The increase of $24.5 million was primarily due to our expansion of administrative functions and infrastructure to increase manufacturing capacity.
Selling and Distribution Expenses

Selling and distribution expenses for the nine months ended September 30, 2024 were $98.6 million compared to $60.5 million for the nine months ended September 30, 2023. This increase of $38.1 million was due to costs associated with commercial activities for cilta-cel, including the expansion of the sales force, and second line indication launch.
Other Income and Gains
Other income and gains for the nine months ended September 30, 2024 were $49.1 million compared to $49.8 million for the nine months ended September 30, 2023. The decrease of $0.7 million in 2024 was primarily due a decrease of unrealized foreign currency gain of $9.7 million offset by an increase of finance income of $10.4 million, as well as a decrease to government grants, other gains, and fair value gains on financial assets measured at fair value change through profit or loss.
Other Expenses
Other expenses for the nine months ended September 30, 2024 were approximately $1.1 million compared to approximately $0.2 million for the nine months ended September 30, 2023. The increase of approximately $0.9 million was primarily due to unrealized foreign currency exchange losses of approximately $1.5 million in 2024 and with no foreign currency exchange losses in 2023.

Finance Costs
Finance costs for the nine months ended September 30, 2024 were approximately $16.5 million compared to approximately $16.0 million for the nine months ended September 30, 2023. The $0.5 million increase was primarily due to interest on advance funding, which is interest-bearing borrowings funded by Janssen under the Janssen Agreement and constituted by principal and applicable interests upon such principal.
Fair Value Loss of Warrant Liability
There was no fair value gain or loss of warrant liability for the nine months ended September 30, 2024 because the warrant was exercised on May 11, 2023. The fair value loss of the warrant for the nine months ended September 30, 2023 was $85.8 million.
Income Tax Expense
Income tax expense for the nine months ended September 30, 2024, was $4.6 million, compared to $0.1 million for the nine months ended September 30, 2023. The increase of $4.5 million is due to an increase of approximately $4.5 million to the tax payable during Q3.
Loss for the Period
For the nine months ended September 30, 2024, net loss was $203.3 million, or ($0.56) per basic and diluted share, compared to a net loss of $373.4 million, or ($1.07) per basic and diluted share, for the nine months ended September 30, 2023.
Liquidity and Capital Resources
Sources of Liquidity

Since our inception, we have incurred significant operating losses. We expect to incur operating losses over the next several years as we continue the commercialization of CARVYKTI and advance the preclinical and clinical development of our research programs and product candidates. Additionally, over the next several years, we expect to incur significant capital expenditures associated with ramping up our manufacturing capabilities for our commercial product. Based on our cash and cash equivalents, and time deposits of $1.2 billion, as of September 30, 2024, we believe that we will be able to fund our planned operations and capital expenditure requirements into 2026, when we expect to begin to achieve an operating profit. We may, in the future, pursue additional cash resources through a combination of equity or debt financings, collaborations, licensing arrangements or other sources to maintain a certain level of working capital.

With the exception of our first product, CARVYKTI, which was initially approved by the FDA on February 28, 2022, we do not currently have any approved products and we have not generated any revenue from product sales for other products. From inception through September 30, 2024, we have funded our operations primarily with approximately:

•$3.9 million in capital contributions from Genscript Biotech Corporation (“Genscript”);
•$160.5 million in gross proceeds from the sale of our Series A preference shares;
•$760.0 million in upfront and milestone payments from Janssen under our collaboration and license agreement;
•$450.1 million in net proceeds from our U.S. initial public offering and an additional $12 million from a concurrent private placement with Genscript;
•$300.0 million in net proceeds from our private placement to an investor and related warrant issuance in May 2021;
•$323.4 million in net proceeds from our public offering of ADSs that closed in December 2021;
•$250.0 million in advances from Janssen under the Janssen Agreement;
•$377.6 million in net proceeds from our public offering of ADSs that closed in July 2022;
•$234.4 million in net proceeds from private placements to certain investors in May and June 2023;
•$349.3 million in net proceeds from our public offering of ADS that closed in May 2023;
•$199.7 million in net proceeds from the exercise in full of a warrant held by one of our investors; and
•$100.0 million upfront payment from Novartis under the Novartis License Agreement.

As of September 30, 2024, we had approximately $0.46 billion in cash and cash equivalents, approximately $0.76 billion of time deposits and accumulated losses of $1.7 billion.

Certain of our subsidiaries, including those registered as wholly foreign-owned enterprises in the People's Republic of China (the "PRC"), are required to set aside at least 10.0% of their after-tax profits to their general reserves until such reserves reach 50.0% of their registered capital. Under PRC regulations, foreign-invested enterprises may pay dividends only out of their accumulated profit, if any, as determined in accordance with PRC accounting standards and regulations. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year. Although we do not currently require any such dividends from our PRC subsidiaries to fund our operations, should we require additional sources of liquidity in the future, such restrictions may have a material adverse effect on our liquidity and capital resources. For more information, see “Item 4.B-Business Overview - Government Regulation - PRC Regulation - Other PRC National- and Provincial-Level Laws and Regulations - Regulations Relating to Dividend Distributions” in our Annual Report on Form 20-F for the year ended December 31, 2023.
Cash Flows

The following table shows a summary of our cash flow:

	Nine months ended September 30,
	2024	2023
	US$’000 (Unaudited)
Net cash used in operating activities	(61,955)	(297,631)
Net cash used in investing activities	(762,702)	(314,723)
Net cash provided by financing activities	6,031	790,565
Net (decrease)/increase in cash and cash equivalents	(818,626)	178,211
Operating Activities
Net cash provided by operating activities for the nine months ended September 30, 2024 was $62.0 million, primarily as a result of net loss before tax of $198.6 million after adjusting for non-cash items, and changes in operating assets and liabilities. Non-cash items mainly included $47.6 million of finance income, $16.5 million of finance cost, $6.8 million for the provision for inventory reserves, $8.0 million of depreciation expense of property, plant and equipment, $7.0 million of depreciation of right-of-use assets, $1.1 million of foreign exchange losses and $55.6 million of equity-settled share-based compensation expenses and a net decrease in contract liabilities of $37.5 million. Changes in operating assets and liabilities mainly include a decrease in trade receivables of $99.3 million, increase in prepayment, other receivable and other assets of $43.9 million, increase in collaboration inventories, net of $10.9 million, increase in trade payables of $6.6 million, increase in other payables and accruals of $49.8 million. Cash items primarily include interest income received of $27.5 million.
Net cash used in operating activities for the nine months ended September 30, 2023 was $297.6 million, primarily as a result of net loss before tax of $373.3 million after adjusting for non-cash items, and changes in operating assets and liabilities. Non-cash items are mainly from $85.8 million of fair value loss of warrant liability and $35.1 million of equity-settled share-based compensation expense. Changes in operating assets and liabilities mainly include a decrease in trade payables of $15.7 million, a decrease in other payables and accruals of $28.8 million, partially offset by approximately $32.9 million of interest income received.
Investing Activities
Net cash used in investing activities for the nine months ended September 30, 2024 was $762.7 million, consisting primarily of purchases of time deposits of $2.2 billion, purchases of financial assets measured at fair value through profit or loss of $149.8 million, prepayments to Janssen for collaboration assets of $49.1 million and purchases of property, plant and equipment of $11.7 million. These were partially offset by decreases of time deposits of $1.5 billion and cash received from the withdrawal of financial assets measured at fair value through profit or loss of $149.8 million.
Net cash used in investing activities for the nine months ended September 30, 2023 was $314.7 million, consisting primarily of the prepayment to Janssen for collaboration assets of $80.2 million and an increase of time deposits of $2.9 billion, offset by a decrease of time deposits of $2.7 billion.

Financing Activities
Net cash provided by financing activities for the nine months ended September 30, 2024 was $6.0 million, consisting primarily of the increase in proceeds from exercise of share options of $9.1 million, partially offset by the principal portion of lease payments of $3.1 million.
Net cash provided by financing activities for the nine months ended September 30, 2023 was $790.6 million, consisting primarily of proceeds from the issuance of ordinary shares pursuant to a registered direct offering, net of issuance costs, of $349.3 million, $199.7 million of net proceeds from the exercise of a warrant by the warrant holder, and $234.4 million of net proceeds from the issuance of ordinary shares to institutional investors.
Funding Requirements
We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the research and development of, continue or initiate clinical trials of, and seek marketing approval for, our product candidates. In addition, we expect to continue to incur significant commercialization expenses for CARVYKTI related to program sales, marketing, manufacturing and distribution to the extent that such sales, marketing, manufacturing and distribution are not the responsibility of potential collaborators. For example, in addition to investing in our own facilities, we have supplemented our manufacturing capabilities and infrastructure by entering into agreements with CMOs. Furthermore, we expect to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate our research and development programs or future commercialization efforts.
Although consequences of the macroeconomic conditions, including global conflicts and inflation, and resulting economic uncertainty could adversely affect our liquidity and capital resources in the future, and cash requirements may fluctuate based on the timing and extent of many factors such as those discussed below, we currently expect our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements for at least the next 12 months. Our future capital requirements will depend on many factors, including:
•the scope, progress, results and costs of product discovery, preclinical studies and clinical trials;
•the scope, prioritization and number of our research and development programs;
•the costs, timing and outcome of regulatory review of our product candidates;
•our ability to establish and maintain collaborations on favorable terms, if at all;
•the achievement of milestones or occurrence of other developments that trigger payments under the Janssen Agreement and any other collaboration agreements we enter into;
•the extent to which we are obligated to reimburse, or entitled to reimbursement of, clinical trial costs under collaboration agreements, if any;
•the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;
•the extent to which we acquire or in-license other product candidates and technologies;
•the costs of securing manufacturing arrangements for commercial production; and
•the costs of establishing or contracting for sales and marketing capabilities if we obtain regulatory approvals to market our product candidates.

In addition to cilta-cel, we have a broad portfolio of earlier-stage product candidates. Identifying potential product candidates and conducting preclinical studies and clinical trials is a time- consuming, expensive and uncertain process that takes many years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales for such product candidates. In addition, our product candidates, if approved, may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of product candidates that we do not expect to be commercially available for many years, if at all. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, or at all.
Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, holders of our ADSs will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our shareholders. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.
If we raise funds through additional collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market that we would otherwise prefer to develop and market ourselves.

Under the Janssen Agreement, until such time as our collaboration experiences its first profitable year, we are entitled to receive advances from Janssen if the collaboration’s estimated working capital for any year falls below $50 million. In such event, Janssen provides advances to us in an amount equal to the excess of $50 million over the collaboration’s working capital for the year. The total amount of such advances in any calendar year may not exceed $125 million and the total amount of such advances outstanding at any time may not exceed $250 million. The interest rate pursuant to the Janssen Agreement has transitioned in accordance with the LIBOR Act. Thus, outstanding advances accrue interest at 12 month CME term Secured Overnight Financing Rate (“SOFR”) plus LIBOR/SOFR adjustment (12 month) plus a margin of 2.5%. Janssen has the right to recoup such advances and interest from our share of the collaboration’s pre-tax profits and, subject to some limitations, from milestone payments due to us under the Janssen Agreement. We are not otherwise obligated to repay the advances or interest, except in connection with our change in control or a termination of the Janssen Agreement by Janssen due to our material breach of the agreement. We may at any time in our discretion voluntarily pre-pay any portion of the then outstanding advances or associated interest. As of September 30, 2024, the aggregate outstanding principal amount of such advances and interest were approximately $250.0 million and $46.6 million, respectively.
Quantitative and Qualitative Disclosures About Market Risk
Our cash is held in readily available operating accounts and short to medium term deposits and securities. These securities are principal secured and not adversely impacted by interest rate fluctuations. As a result, a change in market interest rates would not have any significant impact on our cash balance.
The interest rate pursuant to our collaboration and license agreement with Janssen, has transitioned in accordance with the LIBOR Act. Thus, outstanding advances accrue interest at twelve month CME term SOFR plus LIBOR/SOFR adjustment (12 month) plus a margin of 2.5%. Accordingly, changes in SOFR could result in fluctuations in our cash flow. For example, based on the $250.0 million aggregate principal amount of advances outstanding from Janssen as of September 30, 2024, a 0.5% (fifty basis point) per annum increase in SOFR would result in an additional $1.3 million per year in interest payable by the Company.

Inflation generally affects us by increasing our cost of labor and clinical trial costs. We do not believe that inflation had a material effect on our business, financial condition or results of operations during the nine months ended September 30, 2024 and 2023.

We also do not believe that we are exposed to any material foreign currency exchange rate risk.